UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
National Technical Systems Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)


(CUSIP Number) 638104109

Hernandez, Luis Antonio
3069 MISTY HARBOUR
LAS VEGAS
NV
89117


SUBJECT COMPANY:

	COMPANY DATA:
	COMPANY CONFORMED NAME: NATIONAL TECHNICAL SYSTEMS INC /CA/
		CENTRAL INDEX KEY:0000110536

STANDARD INDUSTRIAL CLASSIFICATION:
SERVICES-TESTING  LABORATORIES [8734]

		IRS NUMBER:	954134955

		STATE OF INCORPORATION:CA

		FISCAL YEAR END:0131

	FILING VALUES:
		FORM TYPE:		SC 13D
		SEC ACT:		1934 Act
		SEC FILE NUMBER:	005-17533
		FILM NUMBER:		08971456

	BUSINESS ADDRESS:
		STREET 1:		24007 VENTURA BLVD
		CITY:			CALABASAS
		STATE:			CA
		ZIP:			91302
		BUSINESS PHONE:		8185910776

	MAIL ADDRESS:
		STREET 1:		24007 VENTURA BLVD
		CITY:			CALABASAS
		STATE:			CA
		ZIP:			91302

	FORMER COMPANY:
		FORMER CONFORMED NAME:	NATIONAL TECHNICAL SYSTEMS /DE/
		DATE OF NAME CHANGE:	19880218

	FORMER COMPANY:
		FORMER CONFORMED NAME:	NATIONAL TECHNICAL SERVICES INC
		DATE OF NAME CHANGE:	19810712

	FORMER COMPANY:
		FORMER CONFORMED NAME:	LINCOLN FUND INC
		DATE OF NAME CHANGE:	19760315


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 1.  NAME OF REPORTING PERSON            Luis Antonio Hernandez

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
- ----------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []

(b) []
- ----------------------------------------------------------------
 3.  SEC USE ONLY

- ----------------------------------------------------------------
 4.  SOURCE OF FUNDS*                            See Item 3

- ----------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
- ----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION    California

- ----------------------------------------------------------------
 7. SOLE VOTING POWER(NUMBER OF SHARES)  619,350
------------------------------------------------------------------
8.  SOLE DISPOSITIVE POWER 619,350 SHARES
- ----------------------------------------------------------------
9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    6.6%

- ----------------------------------------------------------------
10.  TYPE OF REPORTING PERSON      INDIVIDUAL
- ----------------------------------------------------------------












Item 1.  Security and Issuer
- ----------------------------

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Common Stock") of National Technical Systems, Inc., a California corporation(the "Issuer"). The principal executive office and mailing address of the issuer is 24007 Ventura Blvd. Calabasas, CA 91302-1458

- ----------------------------------------------------------------



Item 2.  Purpose of Transaction
- -------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer,including but not limited to its operations.

The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.


The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.




Item 3.  Interest in Securities of the Issuer
- ---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the
Securities and Exchange Commission on December 8, 2009, there were 9,370,015 shares of Common Stock issued and outstanding.

Based on such information, the Reporting persons report beneficial ownership of the following shares of Common stock:
(i) 619,350 shares of Common Stock held by Luis A.
Hernandez. This represents 6.6% of the outstanding shares.




By:  Luis A. Hernandez
- -----------------------------
     Luis Antonio Hernandez